4:23

AA mail.google.com

'Wefun...

Red Ginger Bartender - Mushroom guy Matt

M Matthew Hall
to james
Aug 26 Details

James,

Sorry it's friday - thursday got away from me!  Hope you are doing well!

Here is the link to the crowdfunding campaign and it has a lot of details out laying the plan - any questions just let me know.

https://wefunder.com/midnight.harvest.llc/

**Required Disclosure.**
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

You're also welcome to check out my website blog which goes over more research aspects and what has been achieved so far.

https://www.midnight-harvest.com/the-blog/

Thank you again for the interest! See you soon!

Matt

Reply Forward